UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BWAY HOLDING COMPANY

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

12429T 104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12429T 104

1.	Names of Reporting Persons Kelso GP VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12429T 104

1.	Names of Reporting Persons Kelso Investment Associates VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12429T 104

1.	Names of Reporting Persons KEP VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12429T 104

1.	Names of Reporting Persons Philip E. Berney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12429T 104

1.	Names of Reporting Persons Frank K. Bynum, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12429T 104

1.	Names of Reporting Persons James J. Connors, II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12429T 104

1.	Names of Reporting Persons Michael B. Goldberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12429T 104

1.	Names of Reporting Persons Frank J. Loverro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12429T 104

1.	Names of Reporting Persons George E. Matelich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12429T 104

1.	Names of Reporting Persons Frank T. Nickell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12429T 104

1.	Names of Reporting Persons David I. Wahrhaftig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12429T 104

1.	Names of Reporting Persons Thomas R. Wall, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,928,103

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,928,103

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.83%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer BWAY Holding Company
	(b)	Address of Issuer’s Principal Executive Offices 8607 Roberts Drive Suite 250 Atlanta, Georgia 30350-2237

Item 2.
(a)

Name of Person Filing
Kelso GP VI, LLC

Kelso Investment Associates VI, L.P.

KEP VI, LLC

Philip E. Berney

Frank K. Bynum, Jr.

James J. Connors, II

Michael B. Goldberg

Frank J. Loverro

George E. Matelich

Frank T. Nickell

David I. Wahrhaftig

Thomas R. Wall, IV

	(b)	Address of Principal Business Office or, if none, Residence c/o Kelso & Company, L.P. 320 Park Avenue, 24th Floor New York, New York 10022
	(c)	Citizenship See Item 4 of the cover pages attached hereto
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number 12429T 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of the attached cover pages.
(b)

Percent of class:

See Item 11 of the attached cover pages.  The figures reported in Item 11 of the attached cover pages are based upon the number of outstanding shares reported in the annual report on Form 10-K of BWAY Holding Company filed with the Securities and Exchange Commission on December 21, 2007 which reported the total outstanding shares of common stock, as of December 14, 2007, as 21,660,737.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of the attached cover pages.
(ii) Shared power to vote or to direct the vote See Item 6 of the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of the attached cover pages.

Kelso GP VI, LLC (GP VI) is the general partner of Kelso Investment Associates VI, L.P. (KIA VI).  GP VI disclaims beneficial ownership of the securities owned of record by KIA VI except to the extent of GP VI’s pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for any purposes.

GP VI and KEP VI, LLC (KEP VI), due to their common control, each could be deemed to beneficially own the other’s securities.  GP VI disclaims beneficial ownership of all the securities owned of record by KEP VI and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for any purposes.

KIA VI and KEP VI, due to their common control, each could be deemed to beneficially own the other's securities. KIA VI and KEP VI each disclaim beneficial ownership of all of the securities owned of record by the other and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for any purposes.

Messrs. Berney, Bynum, Connors, Goldberg, Loverro, Matelich, Nickell, Wahrhaftig and Wall may be deemed to share beneficial ownership of securities owned of record by KIA VI and KEP VI by virtue of their status as managing members of GP VI (the general partner of KIA VI) and KEP VI, respectively, but disclaim beneficial ownership of such securities, and this report shall not be deemed an admission that any of Messrs. Berney, Bynum, Connors, Goldberg, Loverro, Matelich, Nickell, Wahrhaftig and Wall is the beneficial owner of these securities for any purposes.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable as this statement is filed pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2008

KELSO GP VI, LLC

Signature:	*

KELSO INVESTMENT ASSOCIATES VI, L.P.

Signature:	*

KEP VI, LLC

Signature:	*

PHILIP E. BERNEY

Signature:	*

FRANK K. BYNUM, JR.

Signature:	*

JAMES J. CONNORS, II

Signature:	*

MICHAEL B. GOLDBERG

Signature:	*

FRANK J. LOVERRO

Signature:	*

GEORGE E. MATELICH

Signature:	*

FRANK T. NICKELL

Signature:	*

DAVID I. WAHRHAFTIG

Signature:	*

THOMAS R. WALL, IV

Signature:	*

*By:	/s/ James J. Connors, II
Name: James J. Connors, II
Attorney-in-fact**

** The Powers of Attorney filed with the Securities and Exchange Commission with the Form 3s, dated June 12, 2007, in respect of the securities of BWAY Holding Company by Kelso GP VI, LLC, Kelso Investment Associates VI, L.P., KEP VI, LLC, Philip E. Berney, Frank K. Bynum, Jr., James J. Connors, II, Michael B. Goldberg, Frank J. Loverro, George E. Matelich, Frank T. Nickell, David I. Wahrhaftig and Thomas R. Wall, IV are hereby incorporated by reference.

EXHIBIT A

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13G and any amendments thereto to which this exhibit is attached is filed on behalf of each of them.

Dated:  February 12, 2008

KELSO GP VI, LLC

Signature:	*

KELSO INVESTMENT ASSOCIATES VI, L.P.

Signature:	*

KEP VI, LLC

Signature:	*

PHILIP E. BERNEY

Signature:	*

FRANK K. BYNUM, JR.

Signature:	*

JAMES J. CONNORS, II

Signature:	*

MICHAEL B. GOLDBERG

Signature:	*

FRANK J. LOVERRO

Signature:	*

GEORGE E. MATELICH

Signature:	*

FRANK T. NICKELL

Signature:	*

DAVID I. WAHRHAFTIG

Signature:	*

THOMAS R. WALL, IV

Signature:	*

*By:	/s/ James J. Connors, II
Name: James J. Connors, II
Attorney-in-fact